UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Kaixin Auto Holdings fka. CM Seven Star Acquisition Corporation

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G5223X100

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 7 Pages

CUSIP No. G5223X100	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSON Shareholder Value Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5.	SOLE VOTING POWER 5,199,571
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 5,199,571
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,199,571
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.47%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. G5223X100	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSON CM Asset Management (Hongkong) Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5.	SOLE VOTING POWER 5,199,571
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 5,199,571
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,199,571
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.47%
12.	TYPE OF REPORTING PERSON* IA

CUSIP No. G5223X100	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer:

Kaixin Auto Holdings (the “Company”), formerly known as CM Seven Star Acquisition Corporation

(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at 5F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing F4, 100016

Item 2.

(a)	Name of Person Filing:	Shareholder Value Fund
CM Asset Management (Hongkong) Company Limited
(as investment manager to Shareholder Value Fund, it is wholly owned by the Hong Kong listed entity of China Minsheng)

(b)	Address of Principal Business Office or if none, Residence:

Suite 1201-1204, 12/F, ICBC Tower

Three Garden Road

Central, Hong Kong

(c)	Citizenship:	Shareholder Value Fund – Cayman Islands
CM Asset Management (Hongkong) Company Limited – Hong Kong

(d)	Title of Class of Securities: Ordinary Shares, $0.0001 par value

(e)	CUSIP Number: G5223X100

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Shareholder Value Fund — 5,199,571

CM Asset Management (Hongkong) Company Limited’s beneficial ownership consists of the shares of common stock owned by Shareholder Value Fund.

CM Asset Management (Hongkong) Company Limited has voting and dispositive power over the securities owned by Shareholder Value Fund.

CUSIP No. G5223X100	13G	Page 5 of 7 Pages

(b)	Percent of Class:

Shareholder Value Fund—8.47%

CM Asset Management (Hongkong) Company Limited – 8.47%

The foregoing percentages are based on 61,352,859 ordinary shares outstanding as of April 30, 2019.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Shareholder Value Fund—5,199,571 shares

CM Asset Management (Hongkong) Company Limited – 5,199,571 shares

(ii)	shared power to vote or to direct the vote:

Shareholder Value Fund—0 shares

CM Asset Management (Hongkong) Company Limited – 0 shares

(iii)	sole power to dispose or to direct the disposition of:

Shareholder Value Fund—5,199,571 shares

CM Asset Management (Hongkong) Company Limited – 5,199,571 shares

(iv)	shared power to dispose or to direct the disposition of:

Shareholder Value Fund—0 shares

CM Asset Management (Hongkong) Company Limited – 0 shares

CUSIP No. G5223X100	13G	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

Item 11.	Materials to be filed as Exhibits

Exhibit 1 - Joint Filing Agreement

CUSIP No. G5223X100	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 26, 2019
SHAREHOLDER VALUE FUND

	By:	/s/ Long Li
Name: Long Li
Title: Director

CM ASSET MANAGEMENT (HONGKONG)
COMPANY LIMITED

	By:	/s/ Zhengtang Song
Name: Zhengtang Song
Title: Director

Exhibit 1

CUSIP No. G5223X100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

JOINT FILING AGREEMENT

Kaixin Auto Holdings fka. CM Seven Star Acquisition Corporation

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G5223X100

(CUSIP Number)

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G, including all amendments thereto, with respect to the ordinary shares par value $0.0001 per share, of Kaixin Auto Holdings, and further agree that this Joint Filing Agreement shall be included as an exhibit to the first such joint filing and may, as required, be included as an exhibit to subsequent amendments thereto.

Each of the undersigned agrees and acknowledges that each party hereto is (i) individually eligible to use such Schedule 13G and (ii) responsible for the timely filing of such Schedule 13G and any and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness and accuracy of the information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument. A facsimile, telecopy or other reproduction of this Joint Filing Agreement may be executed by one or more parties hereto, and an executed copy of this Joint Filing Agreement may be delivered by one or more parties hereto by facsimile or similar instantaneous electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes as of the date hereof.

Dated: 26 August 2019

SIGNATURE

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date first written above.

SHAREHOLDER VALUE FUND

By:	/s/ Long Li
Name: Long Li
Title: Director

CM ASSET MANAGEMENT (HONGKONG) COMPANY LIMITED

By:	/s/ Zhengtang Song
Name: Zhengtang Song
Title: Director